Exhibit 99.1

SaverOne Signs Agreement with Sdot Dan Regional Council to Deploy SaverOne System in its School Bus Fleet

Sdot Dan becomes the latest regional council in central Israel to implement the SaverOne System to protect school children

Petah Tikvah, Israel, Aug. 08, 2025 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in developing transportation safety solutions, today announced that the Sdot Dan Regional Council in Israel has signed an agreement to install the SaverOne system on its fleet of buses which transport students to their schools. Sdot Dan joins a group of other regional councils that have implemented the SaverOne system to protect the transportation of students to local schools including the regional councils of Emek Yizrael, Mevo’ot Hermon and Mate Asher.

Under the terms of the agreement, SaverOne will deploy its driver distraction prevention system on the fleet of vehicles operated by the council, with the goal of preventing driver distraction to better protect school children, and serving as a model for enhancing road safety.

The Sdot Dan Regional Council is an important local authority in central Israel, controlling an extensive road network with its proximity to all the major highways and large logistics areas in central Israel. Sdot Dan is a strategic customer, whose adoption of the SaverOne system serves as a model to other local authorities and supports SaverOne’s long-term goal of widespread adoption into broad urban markets.

Commented Ori Gilboa, CEO of SaverOne, “This agreement is an important step in expanding our presence among local authorities and public transportation operators. The adoption of the SaverOne system by this central and influential regional council demonstrates the growing recognition of the critical importance of using technology for increasing safety by preventing driver distraction, especially in the context of public transportation. We see a growing momentum in the local government sector and see strong interest by regulators in both Israel and around the globe to encourage the implementation of vehicle safety technologies to protect the transportation of school children. We expect additional councils and municipalities to join the growing group of authorities deploying our solution to enhance the safety of their fleets, and becoming a model for the communities they serve.”

About the SaverOne System

SaverOne’s system is installed in vehicles to solve the problem of driver distraction as a result of drivers using distracting applications on their mobile phones while driving in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the leading causes of global road accidents. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle. It prevents the driver from accessing distracting applications such as messaging while allowing others (navigation as an example) without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets interested in reducing potential damages and significant costs, vehicle manufacturers interested in integrating safety solutions into their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with a focus on the Israeli, European, and US markets and other markets worldwide. SaverOne believes that an increased focus on monitoring and prevention of cellular distraction systems in vehicles, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology to customers in the aftermarket and address OEM vehicle manufacturers to integrate the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne’s initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our ability to protect our patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; the ability of SaverOne’s technology to substantially improve the safety of drivers; its ability to market and sell its products; its plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts in Israel and globally; SaverOne’s plan to seek patent, trademark and other intellectual property rights for products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and operating expenses; interpretations of current laws and the passage of future laws; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@ekgir.com